Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

YOUNOW, INC.

SUPPLEMENT NO. 2 DATED APRIL 27, 2020

TO THE OFFERING CIRCULAR DATED FEBRUARY 7, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of YouNow, Inc. (the “Company”) dated February 7, 2020 and accepted for filing by the Securities and Exchange Commission (the “SEC”) on February 12, 2020, as it may be amended or supplemented from time to time, including by:

•	A post-qualification amendment to the Company’s offering statement on Form 1-A of which the Offering Circular is a part, filed with the SEC on March 3, 2020 but not yet qualified; and

•	Supplement No. 1 to the Offering Circular, filed with the SEC on April 1, 2020.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 2 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and the other disclosure items referred to above.

The purpose of this supplement is to disclose:

•	The results of private placements of Props Tokens by the Company from April 21 through April 27, 2020;

•	The departure of Eran Kalmanson, the Company’s former Chief Technology Officer; and

•	A change in responsibilities for Peter Watts.

The following text should be considered part of the Offering Circular under “Other Offerings”:

From April 21 through April 27, 2020, the Company closed a number of private placements of its Props Tokens with multiple investors. For further information, see “Description of Business – Recent Developments”.

The following text should be considered part of the Offering Circular under “Description of Business – Recent Developments”:

From April 21 through April 27, 2020, the Company closed a number of private placements of its Props Tokens with multiple investors, including new institutional investors, one of the Company’s principal existing institutional investors and the executive officer of one of the Apps that participate in the Company’s Props Network. In the private placements, the Company raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. As a result of the Company’s receipt of the cash proceeds from the private placements, if current trends continue, then, based on the Company’s most recent analysis of expenses and cash forecasts, the Company believes that its cash and cash equivalents will be sufficient to fund its operations into the third calendar quarter of 2021. However, the Company’s expenses, cash forecasts and other requirements are subject to change as a result of a variety of risks and uncertainties. Therefore, substantial doubt remains as to the Company’s ability to continue as a going concern.

The private placements were conducted as transactions exempt from registration under Rule 506(b) of Regulation D under the Securities Act of 1933. The sale price in the private placements was $0.07 per Props Token (the tokens are not transferable for one year). In addition to receiving Props Tokens, each investor received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire in one year.

In addition, as part of the closing of the private placements referenced above, a memorandum of understanding between the Company and Borderless Management LLC (“Borderless”), one of the new institutional investors, became binding. The memorandum of understanding requires the Company to, among other things, migrate a portion of its operations (relating to the holding and delivery of “Pending Props”, which are Props that have been earned by App users but may not yet be delivered because those users have not yet completed their KYC, AML and other Props subscription requirements) from a Company-designed sidechain to the Algorand blockchain; create a version of the Props Token that can run on the Algorand blockchain; collaborate with Borderless to increase the liquidity and availability of Props Tokens on the Algorand blockchain; collaborate with Borderless to increase the possibility of exchange listings of Props Tokens; and collaborate with Borderless to use good faith efforts to introduce existing or future Apps to the Algorand blockchain for integrating with the Props Network, as and when feasible.

In the section entitled “Management – Executive Officers”, the following changes should be made:

The line item concerning Eran Kalmanson in the chart setting forth the Company’s executive officers should be deleted, and the paragraph concerning Mr. Kalmanson’s job responsibilities and background should be deleted.

In the section entitled “Management – Significant Employees”, the following information should be added:

Eran Kalmanson was the Chief Technology Officer of the Company from June 2016 until March 2020 and previously worked at the Company from June 2013 as an engineering manager. Mr. Kalmanson was a founding employee at SundaySky, an industry leader in the mass generation of dynamic video, where he was a release manager and an audio and video engineer. Mr. Kalmanson also served six years in the Israeli intelligence corps’ elite technological unit, where he was a software development team lead. Mr. Kalmanson holds a B.A. in Computer Science from The Open University and a B.A. in Gastronomic Science from L’Universita di Scienze Gastronomiche.

In the section entitled “Management – Significant Employees”, the following changes should be made:

The paragraph describing Peter Watts’ job responsibilities and background should be deleted, and should be replaced with the following:

Peter Watts is the Chief Technology Officer for the Company and for Props PBC, running all blockchain integrations and how they relate to the platform’s ecosystem. Since joining the Company in October 2014, Mr. Watts has led many platform initiatives, such as the development of YouNow’s web application and spearheading YouNow’s growth team. From October 2011 until September 2014, Mr. Watts worked at Swarm.fm, a music discovery company and early partner on the Spotify App Platform that he co-founded. Mr. Watts is a self-taught software engineer who previously built applications for bands and music venues.

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From time to time, we may further supplement the Offering Circular or amend the offering statement of which the Offering Circular is a part, by filing additional supplements or amendments. You should read the entire Offering Circular, as supplemented or amended, before deciding whether to invest.

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